Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $4,354,000 Currency-Linked Notes due 2014

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (November 24, 2014) will be based on the performance of an equally weighted basket comprised of the Brazilian Real (real)/Japanese Yen (yen), Mexican Peso (peso)/yen, Polish Zloty (zloty)/yen, Russian Ruble (ruble)/yen and South African Rand (rand)/yen exchange rates as measured from the trade date (May 16, 2013) to and including the determination date (November 19, 2014). Each basket exchange rate is expressed as the amount of the relevant currency (real, peso, zloty, ruble or rand) needed to buy one yen, and is derived by dividing (i) the amount of the relevant currency needed to buy one U.S. dollar (dollar) by (ii) the amount of yen needed to buy one dollar.

By purchasing this note, you are taking the view that the basket return (defined below) will be positive, which means that the final basket level has increased from the initial basket level because the sum of the currency returns (defined below) for the basket exchange rates is positive.  A currency return will be positive if it takes fewer of the relevant foreign currency to purchase one yen on the determination date than on the trade date.  If the basket return is positive or zero, you will receive, for each $1,000 face amount of your notes, the greater of (i) the threshold settlement amount of $1,215 or (ii) $1,000 plus $1,000 times the basket return, up to a maximum of $2,000.  If the basket return is negative, but not less than -10%, you will receive the face amount of your notes.  If the basket return is less than -10%, you will receive less than the face amount of your notes at maturity and may lose your entire investment in the notes.

We will calculate the basket return by subtracting the initial basket level from the final basket level and dividing the resulting number by the initial basket level and expressing this result as a percentage.  The initial basket level is set at 100.  The final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the currency return for each basket exchange rate times 20%.  The currency return for each basket exchange rate will equal (i) the applicable initial exchange rate minus the applicable final exchange rate divided by (ii) such initial exchange rate.  The initial exchange rate for each basket exchange rate will be set on the trade date and the final exchange rate will be determined on the determination date.

At maturity, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•            if the basket return is zero or positive, the greater of (i) the threshold settlement amount of $1,215 and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return;

•            if the basket return is negative but not less than -10.00%, $1,000; or

•            if the basket return is negative and is less than -10.00%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus 10.00% times (c) 1.1111, subject to a minimum of $0.

You should read the additional disclosure herein so that you may better understand the terms of your investment.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-10.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $968 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise equals approximately $ 990 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through November 16, 2013.

Original issue date:	May 23, 2013	Original issue price:	100.00% of the face amount
Underwriting discount:	1.40% of the face amount	Net proceeds to the issuer:	98.60% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 2188 dated May 16, 2013.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                                          Currency terms supplement dated August 24, 2012

•                                          Prospectus supplement dated September 19, 2011

•                                          Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $4,354,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Basket exchange rates:  the BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY and ZAR/JPY exchange rates, expressed as the applicable foreign currency value of one Japanese yen (JPY). Brazilian reais is the plural formulation of the Brazilian real.

Level of the basket exchange rates:  The level of each basket exchange rate will be determined by the calculation agent by dividing the applicable component exchange rate for such day by the base exchange rate for such day

Component exchange rates:  the BRL/USD, MXN/USD, PLN/USD, RUB/USD and ZAR/USD exchange rates, expressed as the applicable foreign currency value of one United States dollar (USD)

Base exchange rate:  the JPY/USD exchange rate, expressed as the yen value of one United States dollar

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer amount would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket exchange rates, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement.  Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.  Final regulations released by the U.S. Department of the Treasury on January 17, 2013 state that Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities —Foreign Account Tax Compliance” in the accompanying prospectus and “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance” in the accompanying currency terms supplement) will generally not apply to obligations that are issued prior to January 1, 2014; therefore, the notes will not be subject to FATCA withholding.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the basket return is zero or positive, the greater of (i) the threshold settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return;

•                  if the basket return is negative but greater than or equal to -10%, $1,000; or

•                  if the basket return is negative and less than -10%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus the buffer amount times (c) the buffer rate, subject to a minimum of $0.

Threshold settlement amount:  $1,215.00

Buffer amount:  10%

Buffer rate:  111.11%

Initial exchange rates:

Basket Exchange Rate	Initial Exchange Rate

BRL/JPY	0.019865
MXN/JPY	0.119940
PLN/JPY	0.031771
RUB/JPY	0.308490
ZAR/JPY	0.091032

Final exchange rate: the level of each basket exchange rate on the determination date, determined by reference to the applicable relevant sources, except in the limited circumstances described under “— Consequences of a non-fixing day” below.

Relevant source:  there are two relevant sources for each basket exchange rate: (x) with respect to each component exchange rate, the relevant source as specified under “Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement for the Brazilian Real/United States Dollar exchange rate, the Mexican Peso/United States Dollar exchange rate, the Polish Zloty/United States Dollar exchange rate, the Russian Ruble/United States Dollar exchange rate or the South African Rand/United States Dollar exchange rate, as applicable, and (y) with respect to the base exchange rate, the relevant source specified on page S-26 in the accompanying currency terms supplement for the Japanese Yen/United States Dollar exchange rate

Initial basket level:  100

Final basket level:  the final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of, for each basket exchange rate, (a) the applicable currency return times (b) the applicable basket weighting, as determined by the calculation agent on the determination date, subject to the circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” on page S-19 of the accompanying currency terms supplement

Currency return:  for each basket exchange rate, (i) the applicable initial exchange rate minus the applicable final exchange rate divided by (ii) such initial exchange rate

Basket weightings:  the basket exchange rates are equally weighted as set forth in the table below:

Basket Exchange Rate	Weight in Basket

BRL/JPY	20%
MXN/JPY	20%
PLN/JPY	20%
RUB/JPY	20%
ZAR/JPY	20%

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:  May 16, 2013

Original issue date (settlement date):  May 23, 2013

Determination date:  November 19, 2014, unless the calculation agent determines that, with respect to any of the component exchange rates or the base exchange rate, an unscheduled holiday occurs or is continuing on such day or such day is not otherwise a fixing day (except because of a scheduled holiday).  In that event, the determination date will be the first following fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to any of the component exchange rates or the base exchange rate.  However, as a result of a non-fixing day with respect to the base exchange rate or any component exchange rate other than the BRL/USD component exchange rate, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.  If the determination date is postponed as a result of a non-fixing day with respect to the BRL/USD component exchange rate, the determination date will not be postponed more than ten scheduled business days.  In the case of any of the component exchange rates or the base exchange rate, if the determination date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to any of the component exchange rates or the base exchange rate, that day will nevertheless be the determination date.

In the event that the calculation agent determines that the originally scheduled determination date is not a fixing day because of a scheduled holiday with respect to any of the component exchange rates or the base exchange rate, then the level of such exchange rate for the determination date will be the level on the fixing day immediately preceding the originally scheduled determination date.

As a result of the rules relating to postponement of the determination date as a result of a non-fixing day with respect to the BRL/USD component exchange rate, the base exchange rate and each component exchange rate other than the BRL/USD exchange rate will have a last possible determination date that is earlier than the last possible determination date for the BRL/USD exchange rate.  In addition, if the determination date is postponed as specified in this subsection, the level of each exchange rate for the determination date will be determined as specified under “Consequences of a Non-Fixing Day” below.

Consequences of a non-fixing day:  if, with respect to any of the component exchange rates or the base exchange rate, an unscheduled holiday occurs or is continuing on a day that would otherwise be the determination date, or such day is not a fixing day (other than a scheduled holiday), then the determination date will be postponed as described under “Determination Date” above.  As a result of any of the foregoing, the stated maturity date will also be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date.  As a result of the rules relating to postponement of the determination date as a result of a non-fixing day with respect to the BRL/USD component exchange rate, the stated maturity date could be postponed by up to 10 scheduled business days even though the determination date with respect to any other component exchange rate or the base exchange rate could not have been postponed to a date later than the originally scheduled stated maturity date (subject to the business day convention).

If the originally scheduled determination date is not a fixing day because of a scheduled holiday with respect to any of the component exchange rates or the base exchange rate, then the level of such exchange rate for the determination date will be the level on the immediately preceding fixing day, as described under “Determination Date” above and the stated maturity date will not be altered solely as a result of such event.

If the determination date is postponed due to a non-fixing day with respect to any of the component exchange rates or the base exchange rate, the level of the applicable basket exchange rate, as applicable, for the determination date will be calculated based on (i) if any of the component exchange rates or the base exchange rate are not affected by the non-

fixing day, the level of such exchange rate on the originally scheduled determination date, (ii) with respect to any such exchange rate that is affected by the non-fixing day, the level of such exchange rate on the first fixing day following the originally scheduled determination date on which neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing for that exchange rate or (iii) with respect to any such exchange rate as to which an unscheduled holiday, scheduled holiday or non-fixing day continues through the last possible postponed determination date applicable to such exchange rate, the calculation agent’s assessment, in its sole discretion, of the level of such exchange rate on the last possible postponed determination date applicable to such exchange rate.  As a result of this calculation, the component exchange rates or the base exchange rate used to calculate each basket exchange rate could be taken from different calendar dates.  For the avoidance of doubt, the occurrence of a later non-fixing day will not alter a previously determined exchange rate level for purposes of the calculation of each basket exchange rate.

Stated maturity date:  November 24, 2014, subject to adjustment as described under “— Consequences of a non-fixing day” above

Fixing day:  with respect to each of the component exchange rates and the base exchange rate, a day on which the applicable rate is published by its relevant source.

Unscheduled holiday:  with respect to each of the component exchange rates and the base exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday

Scheduled holiday:  with respect to each of the component exchange rates and the base exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes do not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.  The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $1.50 of underwriting fees and $12.50 of selling commission.

We will deliver the notes against payment therefor in New York, New York on May 23, 2013, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38141GUB8

ISIN no.:  US38141GUB84

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the basket exchange rates will be on the determination date. The basket exchange rates have been highly volatile in the past — meaning that the basket exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the basket exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the applicable currencies.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket exchange rates and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000
Initial basket level	100
Threshold settlement amount	$1,215.00
Buffer amount	10%
Buffer rate	111.11%

Notes purchased on the original issue date at the face amount and held to the stated maturity date

The determination date is a fixing day for each basket exchange rate

For these reasons, the actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket exchange rates shown elsewhere in this pricing supplement. For information about the basket exchange rates during recent periods, see “The Basket Exchange Rates — Historical Exchange Rates” on page PS-16. Before investing in the offered notes, you should consult publicly available information to determine the basket exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical basket return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The final basket level will be determined based on the performance of each of the basket exchange rates.  The initial basket level is 100.  The basket return will be equal to the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Hypothetical Cash Settlement Amount
Hypothetical Basket Return	(as Percentage of Face Amount)
100.00%	200.00%
50.00%	150.00%
25.00%	125.00%
21.50%	121.50%
15.00%	121.50%
5.00%	121.50%
0.00%	121.50%
-5.00%	100.00%
-10.00%	100.00%
-15.00%	94.44%
-25.00%	83.33%
-50.00%	55.56%
-75.00%	27.78%
-90.00%	11.11%
-100.00%	0.00%

If, for example, the basket return was determined to be -50.00%, the cash settlement amount that we would deliver to you at maturity would be approximately 55.56% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 44.44% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on basket exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, hypothetical examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket exchange rates or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the basket as measured from the initial basket level of 100 to the final basket level on the determination date. If the basket return is less than -10%, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the basket return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Due to the Basket Level Formula, the Return on Your Notes Is Limited

Due to the basket level formula, the return on your notes is limited to $2,000 for each $1,000 face amount of your notes, as the basket return can never be above 100%.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Each Basket Exchange Rate is Calculated by Dividing the Applicable Component Exchange Rate by the Base Exchange Rate

Each basket exchange rate is calculated by dividing the applicable reported component exchange rate by the reported base exchange rate.  There is no certainty that this rate will be reflected in any currency market or that any direct currency market will exist between the Brazilian real and the Japanese yen, the Mexican peso and Japanese yen, the Polish zloty and the Japanese yen, the Russian ruble and the Japanese yen or the South African rand and the Japanese yen.  If United States currency markets are disrupted or any of the Brazilian real, Mexican peso, Polish zloty, Russian ruble, South African rand or Japanese yen are not convertible into United States dollars, the determination date could be postponed if any of the component exchange rates or the base exchange rate are unavailable to calculate the relevant basket exchange rate.

Although a direct BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY or ZAR/JPY exchange rate may be reported by certain sources, such as Bloomberg Financial Services, your exchange rate is calculated by dividing the applicable component exchange rate (as reported by, as applicable, the Banco Central do Brasil, WM Company or the Chicago Mercantile Exchange, as described herein) by the base exchange rate (as reported by WM Company, as described herein).  Therefore, the exchange rate for your notes may diverge from any BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY or ZAR/JPY exchange rate reported by any such other source.  In addition, the component exchange rates and the base exchange rate used to calculate the applicable basket exchange rates for your notes may change based on factors relevant solely to the United States dollar that are unrelated to anything affecting Brazil, Mexico, Poland, Russia, South Africa or Japan or a direct BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY or ZAR/JPY exchange rate reported by another source.  Such factors could have an adverse effect on the basket exchange rate used for your notes as compared to any direct BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY or ZAR/JPY exchange rate reported by another source and, in any event, your notes.

An Increase in One Basket Exchange Rate May Offset Decreases in Other Basket Exchange Rates Over the Life of the Notes

An increase in one basket exchange rate (i.e., more of the foreign currency is needed to purchase one yen on the determination date than on the trade date) may offset decreases in one or more other basket exchange rates (i.e., less of any such foreign currency is needed to purchase one yen on the determination date than on the trade date). As a result, even if one or more basket exchange rates have decreased over the term of your notes, you may lose a significant amount of your investment if some or all of the other basket exchange rates increase.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Determination Date

The cash settlement amount will be based on the final basket level on the determination date.  Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

If You Calculate the Return on Your Notes Using the JPY/BRL, JPY/MXN JPY/PLN, JPY/RUB and JPY/ZAR Exchange Rates, the Return on Your Notes May be Materially Different From the Results Obtained Using the BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY and ZAR/JPY Exchange Rates

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY and ZAR/JPY exchange rates, as measured by the basket return formula, from the trade date to and including the determination date.  Each basket exchange rate is expressed as the amount of the applicable foreign currency needed to exchange for one Japanese yen and is derived by dividing (i) the amount of reais, pesos, zlotys, rubles or rand, as applicable, needed to purchase one United States dollar by (ii) the amount of yen needed to purchase one United States dollar.  If you calculate the return on your notes using the JPY/BRL, JPY/MXN JPY/PLN, JPY/RUB and JPY/ZAR exchange rates instead, the return on your notes may be materially different from the results obtained using the BRL/JPY, MXN/JPY, PLN/JPY, RUB/JPY and ZAR/JPY exchange rates.  For example, assuming a hypothetical initial BRL/JPY exchange rate of 0.0199 (i.e., 0.0199 Brazilian reais are needed to buy one Japanese yen as a result of dividing a hypothetical initial BRL/USD exchange rate of 2 by a hypothetical initial JPY/USD exchange rate of 100.5), if the hypothetical final BRL/JPY exchange rate increases to approximately 0.0249 (i.e., 0.0249 Brazilian reais are needed to buy one Japanese yen as a result of the hypothetical final BRL/USD exchange rate increasing to 2.5 and the hypothetical final JPY/USD exchange rate remaining at 100.5), then the percentage change in the initial exchange rate to the final exchange rate would equal 25% and the currency return would be -25%.  If the equivalent exchange rate were instead presented in terms of JPY/BRL (derived by using USD/BRL and USD/JPY exchange rates instead), then the hypothetical initial JPY/BRL exchange rate would be 50.25 and the hypothetical final JPY/BRL exchange rate would be 40.2 and the currency return would be 20%.

The Calculation Agent Can Adjust the Determination Date if a Scheduled Holiday Occurs or Is Continuing or such Day Is Not a Fixing Day, Which May Result in a Postponed Maturity Date

If the calculation agent determines that the determination date is not a fixing day with respect to any of the component exchange rates or the base exchange rate because of a scheduled holiday, then the level of such exchange rate for such determination date will be the level on the immediately preceding fixing day for such exchange rate.

However, if the calculation agent determines that, with respect to any of the component exchange rates or the base exchange rate, an unscheduled holiday occurs or is continuing on the originally scheduled determination date or such day is not otherwise a fixing day (except because of a scheduled holiday) the determination date will be postponed until the first following fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to the applicable component exchange rate or base exchange rate, subject to the limitations on postponement described herein.  If, with respect to a particular component exchange rate or the base exchange rate, the determination date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to such exchange rate, that day will nevertheless be the determination date with respect to such exchange rate and the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion, of the level of the exchange rate on the last possible postponed determination date applicable to such exchange rate.  As a result of any of the foregoing, the stated maturity date may also be postponed, as described under “Summary Information — Consequences of a non-fixing date” of page PS-4 of this pricing supplement.  In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date.  Moreover, if any of the component exchange rates or the base exchange rate are not available on the determination date because of an unscheduled holiday, scheduled holiday or non-fixing day, in certain circumstances the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion as described under “Summary Terms — Consequences of a non-fixing day” on page PS-4 of this pricing supplement.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the buffer amount on the return on your investment will depend upon the price you pay for your notes relative to the face amount. For example, the buffer amount, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the basket exchange rates. If your notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the basket exchange rates. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the basket exchange rates should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Certain Notes Treated as Pre-Paid Derivative Contracts – Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE BASKET EXCHANGE RATES

We have derived all information regarding each of the basket exchange rates contained in this pricing supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date.  If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below.  Some of these factors are explained in more detail in this pricing supplement.

The following chart is based on the basket return for the period from January 2, 2008 through May 16, 2013 of a basket which is weighted as described above on PS-3 and does not take into account any taxes you may owe as a result of owning your notes.  No one can predict what the final exchange rates will be on the determination date.  The basket return can appreciate or depreciate due to changes in the basket exchange rates.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical basket returns in the example shown below.  The historical information about the applicable currencies during recent periods is set forth below.

The chart below assumes that there is no change in, or affecting, the basket exchange rates or the method by which the calculation agent calculates the basket returns.

Historical Basket Return

Historical Exchange Rates

The respective basket exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the basket exchange rates during any period shown below is not an indication that such basket exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the basket as an indication of the future performance of the basket. We cannot give you any assurance that the future performance of any basket exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the basket exchange rates. The actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily basket exchange rates for each of the four calendar quarters in 2010, 2011 and 2012 and the first two calendar quarters in 2013 (through May 16, 2013).  Each basket exchange rate is derived by dividing the applicable component exchange rate by the base exchange rate as published by Banco Central do Brasil (in the case of the BRL/USD exchange rate), WM Company (in the case of the MXN/USD, PLN/USD, ZAR/USD and JPY/USD exchange rates) and the Chicago Mercantile Exchange (in the case of the RUB/USD exchange rate) and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following tables, a decrease in a basket exchange rate for a given period indicates a positive currency return for the relevant currency, while an increase in a basket exchange rate indicates a negative currency return for the relevant currency. We derived the information in the tables below from the applicable component exchange rates and the base exchange rate, each as published by the Banco Central do Brasil, WM Company and Chicago Mercantile Exchange, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of BRL versus JPY

	High	Low	Period End
2010
Quarter ended March 31	0.02099	0.01867	0.01906
Quarter ended June 30	0.02097	0.01832	0.02036
Quarter ended September 30	0.02110	0.01986	0.02028
Quarter ended December 31	0.02114	0.02005	0.02054
2011
Quarter ended March 31	0.02128	0.01965	0.01965
Quarter ended June 30	0.02028	0.01854	0.01933
Quarter ended September 30	0.02492	0.01918	0.02406
Quarter ended December 31	0.02458	0.02165	0.02438
2012
Quarter ended March 31	0.02405	0.02112	0.02214
Quarter ended June 30	0.02636	0.02219	0.02533
Quarter ended September 30	0.02625	0.02490	0.02610
Quarter ended December 31	0.02602	0.02363	0.02363
2013
Quarter ended March 31	0.02357	0.02030	0.02142
Quarter ending June 30 (through May 16, 2013)	0.02180	0.01966	0.01986

Quarterly High, Low and Period End Exchange Rates of MXN versus JPY

	High	Low	Period End
2010
Quarter ended March 31	0.14744	0.13191	0.13191
Quarter ended June 30	0.14754	0.12926	0.14560
Quarter ended September 30	0.15674	0.14376	0.15000
Quarter ended December 31	0.15347	0.14696	0.15207
2011
Quarter ended March 31	0.15365	0.14344	0.14367
Quarter ended June 30	0.14865	0.13790	0.14521
Quarter ended September 30	0.18168	0.14237	0.17942
Quarter ended December 31	0.18404	0.16888	0.18138
2012
Quarter ended March 31	0.17903	0.15131	0.15567
Quarter ended June 30	0.18492	0.15451	0.16827
Quarter ended September 30	0.17498	0.16175	0.16526
Quarter ended December 31	0.16655	0.15019	0.15019
2013
Quarter ended March 31	0.14692	0.12913	0.13124
Quarter ending June 30 (through May 16, 2013)	0.13256	0.11890	0.11994

Quarterly High, Low and Period End Exchange Rates of PLN versus JPY

	High	Low	Period End
2010
Quarter ended March 31	0.03344	0.03039	0.03053
Quarter ended June 30	0.03854	0.03008	0.03816
Quarter ended September 30	0.03844	0.03484	0.03485
Quarter ended December 31	0.03711	0.03400	0.03643
2011
Quarter ended March 31	0.03688	0.03423	0.03426
Quarter ended June 30	0.03520	0.03229	0.03399
Quarter ended September 30	0.04378	0.03360	0.04269
Quarter ended December 31	0.04511	0.04009	0.04463
2012
Quarter ended March 31	0.04581	0.03727	0.03790
Quarter ended June 30	0.04583	0.03765	0.04183
Quarter ended September 30	0.04451	0.03952	0.04118
Quarter ended December 31	0.04136	0.03579	0.03579
2013
Quarter ended March 31	0.03623	0.03284	0.03459
Quarter ending June 30 (through May 16, 2013)	0.03515	0.03143	0.03177

Quarterly High, Low and Period End Exchange Rates of RUB versus JPY

	High	Low	Period End
2010
Quarter ended March 31	0.34122	0.31559	0.31559
Quarter ended June 30	0.35328	0.30884	0.35320
Quarter ended September 30	0.37003	0.34426	0.36539
Quarter ended December 31	0.38251	0.35992	0.37633
2011
Quarter ended March 31	0.36696	0.34192	0.34303
Quarter ended June 30	0.35210	0.33000	0.34507
Quarter ended September 30	0.42463	0.34373	0.41695
Quarter ended December 31	0.42777	0.38711	0.41759
2012
Quarter ended March 31	0.41509	0.34718	0.35683
Quarter ended June 30	0.43286	0.35618	0.41155
Quarter ended September 30	0.42043	0.38938	0.39775
Quarter ended December 31	0.40048	0.35227	0.35227
2013
Quarter ended March 31	0.34610	0.31959	0.32977
Quarter ending June 30 (through May 16, 2013)	0.33860	0.30646	0.30849

Quarterly High, Low and Period End Exchange Rates of ZAR versus JPY

	High	Low	Period End
2010
Quarter ended March 31	0.08815	0.07860	0.07860
Quarter ended June 30	0.08929	0.07652	0.08663
Quarter ended September 30	0.08932	0.08263	0.08348
Quarter ended December 31	0.08683	0.08100	0.08157
2011
Quarter ended March 31	0.08978	0.08080	0.08156
Quarter ended June 30	0.08664	0.07819	0.08394
Quarter ended September 30	0.10848	0.08220	0.10430
Quarter ended December 31	0.11022	0.10072	0.10493
2012
Quarter ended March 31	0.10644	0.09045	0.09326
Quarter ended June 30	0.11048	0.09320	0.10250
Quarter ended September 30	0.10869	0.10130	0.10606
Quarter ended December 31	0.11365	0.09813	0.09813
2013
Quarter ended March 31	0.10199	0.09415	0.09758
Quarter ending June 30 (through May 16, 2013)	0.09917	0.08926	0.09103

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$4,354,000 The Goldman Sachs Group, Inc. Currency-Linked Notes due 2014 Goldman, Sachs & Co.

Pricing Supplement

Summary Information	PS-2
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Basket Exchange Rates	PS-15
Validity of the Notes	PS-19

Currency Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140